UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No.__)* Wallbox N.V.
(Name of Issuer) Class A ordinary shares, nominal value €0.12 per share
(Title of Class of Securities) N94209108
(CUSIP Number)

Raj Kanuru Generac Holdings Inc. S45 W29290 Hwy 59, Waukesha, WI 53189 (262) 544-4811

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 5, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 98420U703

1	NAME OF REPORTING PERSON Generac Power Systems, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (See Instructions) (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Wisconsin
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 39,966,116 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 38,096,057(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,966,116(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8%(2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

Generac Power Systems, Inc. (“GPS”) is the record holder of 38,096,057 Class A ordinary shares of the Issuer (“Class A Shares”) issued pursuant to Subscription Agreements dated December 13, 2023 and July 30, 2024. GPS is a wholly owned subsidiary of Generac Holdings Inc. (“Generac”). Generac may be deemed to share beneficial ownership over the Class A Shares directly owned by GPS. As described in Item 3 hereto, shares with shared voting control includes an additional 1,870,059 Class A Shares beneficially owned by Enric Asunción (the “Asunción Shares”) pursuant to a Letter Agreement (as defined in Item 3) in which Mr. Asunción agreed to support the director nominee of GPS to the Issuer’s board. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by GPS or Generac that it is the beneficial owner of the Asunción Shares referred to herein for purposes of Section 13(d) or 13(g) of the Securities Exchange Act.

(2)

Based on 188,423,218 Class A Shares outstanding as of March 1, 2024 as reported in the Issuer’s Form 20-F filed on March 21, 2024, as adjusted for the 36,334,277 Class A Shares issued in the Issuer’s private placement that closed August 5, 2024.

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1	NAME OF REPORTING PERSON Generac Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (See Instructions) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 39,966,116 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 38,096,057 ( (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,966,116 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8%(2)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(3)

GPS is the record holder of 38,096,057 Class A Shares issued pursuant to Subscription Agreements dated December 13, 2023 and July 30, 2024. GPS is a wholly owned subsidiary of Generac. Generac may be deemed to share beneficial ownership over the Class A Shares directly owned by GPS. As described in Item 3 hereto, shares with shared voting control includes the 1,870,059 Asunción Shares pursuant to a Letter Agreement (as defined in Item 3). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by GPS or Generac that it is the beneficial owner of the Asunción Shares referred to herein for purposes of Section 13(d) or 13(g) of the Securities Exchange Act.

(4)

Based on 188,423,218 Class A ordinary shares outstanding as of March 1, 2024 as reported in the Issuer’s Form 20-F filed on March 21, 2024, as adjusted for the 36,334,277 Class A Shares issued in the Issuer’s private placement that closed August 5, 2024.

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Item 1.         Security and Issuer.

This statement on Schedule 13D relates to the Class A ordinary shares, €0.12 nominal value per share (the “Class A Shares”), of Wallbox N.V., a Dutch limited liability company (naamloze vennootschap) (the “Issuer”). The principal executive offices of the Issuer are located at Carrer del Foc, 68, Barcelona, Spain 08038.

Item 2.         Identity and Background.

This Schedule 13D is being filed on behalf of Generac Holdings Inc., a Delaware corporation (“Generac”), and Generac Power Systems, Inc., a Wisconsin corporation (“GPS” and, with Generac, the “Reporting Persons”). GPS is a wholly owned subsidiary of Generac. The agreement between the Reporting Persons relating to the joint filing of this Schedule 13D is filed as Exhibit 99.1.

The address of the principal business office of the Reporting Persons is S45 W29290 Hwy 59, Waukesha, WI 53189. The principal business occupation of the Reporting Persons is to provide: backup and prime power generation products for residential and commercial & industrial applications; solar + battery storage systems, energy monitoring & management devices and services, and engine- & battery-powered tools and equipment. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Generac and GPS are set forth in Schedule A hereto.

During the last five years, none of the Reporting Persons have, and to the best of the Reporting Persons’ knowledge, none of the persons listed on Schedule A attached hereto has, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.         Source and Amount of Funds or Other Consideration.

The Class A Shares purchased by GPS were purchased with working capital. The aggregate purchase price of the Class A Shares purchased by GPS in private placements in December 2023 and August 2024 was approximately $65 million. No payments were made by or on behalf of the Reporting Persons in connection with the Letter Agreement (as defined below) or the Asunción Shares (as defined in Item 5).

On December 13, 2023, GPS entered into a Subscription Agreement with the Issuer in connection with a private placement of Class A Shares (the “December 2023 Subscription Agreement”) in which the Issuer sold an aggregate of 10,360,657 Class A Shares to investors including GPS at a price of $3.05 per share. In connection with this offering, the Issuer entered into several agreements, including:

(a)

a board observer agreement between the Issuer and Mr. Paolo Campinoti, Executive Vice President – EMEA, APAC and South America of Generac, granting Mr. Campinoti the right (subject to specified limitations) to attend meetings of the Board and its committees in a non-voting capacity, as an observer. Under its terms, the board observer agreement would end at the next annual general meeting of shareholders for the Issuer. On June 7, 2024, the Issuer held its annual general meeting of shareholders, during which the nomination of Mr. Paolo Campinoti as a full non-executive director was approved by the Issuer’s shareholders.

(b)

a letter agreement between Generac and the Issuer, pursuant to which Generac has the following rights: (i) a first right of refusal to purchase or subscribe for any securities, including equity, equity-linked or debt securities or assets that the Issuer may propose to issue or sell to certain of Generac’s competitors; and (ii) for as long as Generac and its affiliates collectively own at least 3% of the Issuer’s outstanding share capital: (1) preemptive rights to participate with respect to certain future equity offerings by the Issuer, to the extent GPS does not have substantially similar antidilution protections in the organizational or charter documents of the Issuer; and (2) the Issuer shall obtain the consent of Generac prior to approve any changes the Issuer may propose that adversely affect the rights of Class A Shares; and

(c)

a letter agreement (the “Letter Agreement”) among Mr. Enric Asunción, Kariega Ventures, S.L., a major shareholder of the Issuer (“Kariega”), which is controlled by Mr. Enric Asunción, and GPS, pursuant to which Mr. Asunción and Kariega agreed to take best efforts to support the election of the director nominee set forth by Generac pursuant to its director nomination rights, which director nomination rights Generac shall have for so long as it, together with its affiliates, collectively own at least 3% of the Issuer’s outstanding share capital.

On July 30, 2024, GPS entered into a Subscription Agreement with the Issuer in connection with a private placement of Class A Shares in which the Issuer sold an aggregate of 36,334,277 Class A Shares to certain investors including GPS at a price of $1.2385 per share.

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Item 4.         Purpose of Transaction.

The Class A Shares were acquired by the Reporting Persons for investment purposes. The Reporting Persons will evaluate its investment in the Issuer from time to time and may at any time, based on such evaluation, market conditions and other circumstances, increase or decrease its security holdings in the Issuer or may change its investment strategy as regards to the Issuer. The Reporting Persons holding Class A Shares acquired those securities as an investment in the regular course of its business. The Reporting Persons intend to monitor and evaluate their investment on an ongoing basis and expect regularly to review and consider alternative ways of maximizing their return on such investment, depending on prevailing market conditions, other investment opportunities, liquidity requirements or other investment considerations the Reporting Persons deem relevant. The Reporting Persons may engage in discussions with management, the Issuer’s board of directors, other shareholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons may from time to time in the future seek to acquire, alone or in conjunction with others, additional Class A Shares through open market purchases, block trades, privately negotiated transaction, tender offer, merger, reorganization or otherwise. The Reporting Persons may also dispose of all or a portion of the Issuer’s securities, in open market or privately negotiated transactions, and/or enter into derivative transactions with institutional counterparties with respect to the Class A Shares, in each case, subject to limitations under applicable law and any other required approvals.

The Reporting Persons do not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.

Item 5.         Interest in Securities of the Issuer.

The information contained in Item 3 of this Schedule 13D is incorporated by reference herein.

(a), (b) The responses of the Reporting Persons with respect to Rows 7 through 13 of the cover pages of the Reporting Persons to this Schedule 13D are incorporated by reference herein.

By virtue of the Letter Agreement (as defined in Item 3) and the obligations and rights thereunder, the Reporting Persons may be deemed to be in a “group” with Kariega and Mr. Asunción (as defined in Item 3) for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This filing shall not be deemed an admission that such persons constitute a “group” for purposes of Section 13(d) of the Exchange Act and the Reporting Persons expressly disclaim such group membership.

Based on the information presented in Item 7. Major Shareholders and Related Party Transactions in the Issuer’s Form 20-F filed on March 21, 2024 and following the August 5, 2024 private placement, Mr. Asunción had sole voting and investment control over 1,870,059 Class A Shares (the “Asunción Shares”), and Kariega and Mr. Asunción shared voting and investment control over an additional 18,618,950 Class B ordinary shares (the “Class B Shares”), each having ten votes per share. The number of shares that each Reporting Person beneficially owns does not take into account the Class B Shares. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by GPS or Generac that it is the beneficial owner of the Asuncion Shares referred to herein for purposes of Section 13(d) or 13(g) of the Securities Exchange Act. The aggregate percentage of beneficial ownership of each of GPS and Generac is approximately 17.8% of the issued and outstanding Class A Shares of the Issuer. The percentage of the Class A Shares beneficially owned is based on 188,423,218 Class A Shares outstanding as of March 1, 2024 as reported in the Issuer’s Form 20-F filed on March 21, 2024, as adjusted for the 36,334,277 Class A Shares issued in the Issuer’s private placement that closed August 5, 2024.

To the knowledge of the Reporting Persons, none of the persons listed on Schedule A have any beneficial ownership of any Class A Shares.

(c) Except for the transactions described in response to Item 4 above, which information is hereby incorporated by reference, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A, have effected any transactions that may be deemed to be a transaction in the Class A Shares during the past 60 days.

(d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Class A Shares that may be deemed to be beneficially owned by the Reporting Persons as provided for herein.

(e) Not applicable.

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Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in Item 3 of this Schedule 13D is incorporated by reference herein.

On August 5, 2024, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent as required by applicable law. A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described above, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.         Material to Be Filed as Exhibits.

Exhibit	Description
99.1	Joint Filing Agreement, by and between Generac Power Systems, Inc. and Generac Holdings Inc., dated August 5, 2024.
99.2	Subscription Agreement dated as of November 29, 2023 with Generac Power Systems, Inc. (incorporated by reference from Exhibit 2.2 to the Issuer's 6-K filed on December 4, 2023).
99.3	Letter Agreement, dated December 13, 2023, between Generac Power Systems, Inc and Wallbox N.V. (incorporated by reference from Exhibit 4.18 to the Issuer's Form 20-F filed on March 21, 2024).
99.4	Letter Agreement, dated December 13, 2023, between Kariega Ventures, S.L. and Wallbox N.V. (incorporated by reference from Exhibit 4.19 to the Issuer's Form 20-F filed on March 21, 2024).
99.5	Form of Subscription Agreement dated as of July 30, 2024 (incorporated by reference from Exhibit 2.1 to the Issuer's 6-K filed on July 31, 2024).

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 7, 2024

GENERAC POWER SYSTEMS, INC.

By:	/s/ Raj Kanuru
Name: Raj Kanuru
Title: Executive Vice President, General Counsel & Secretary

GENERAC HOLDINGS INC.

By:	/s/ Raj Kanuru
Name: Raj Kanuru
Title: Executive Vice President, General Counsel & Secretary

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Schedule A

The following tables set forth (i) the name, present principal occupation or employment, principal business, business address of any corporation or other organization in which such occupation or employment is conducted, and citizenship of each director of Generac Holdings Inc. (“Generac”) and Generac Power Systems, Inc. (“GPS”), and (ii) the name, present principal occupation, and citizenship of each executive officer of Generac and GPS. Other than Aaron P. Jagdfeld, all other directors of Generac and GPS are independent, non-executive directors of both companies. The business address of each non-executive director of Generac and GPS and each person whose principal occupation or employment is with Generac or GPS is c/o Generac Holdings Inc., S45 W29290 Hwy 59, Waukesha, WI 53189.

Directors of Generac Holdings Inc. and Generac Power Systems, Inc.	Present Principal Occupation	Citizenship
Marcia J. Avedon	Founder and CEO, Avedon Advisory, LLC	USA
John Bowlin	Retired Executive	USA
Robert D. Dixon	Retired Executive	USA
Aaron P. Jagdfeld	President, Chief Executive Officer and Chairman of Generac and GPS	USA
William D. Jenkins, Jr.	President, Palo Alto Networks	USA
Andrew G. Lampereur	Retired Executive	USA
Bennett J. Morgan	Retired Executive	USA
Nam T. Nguyen	Chief Operating Officer, Generate Capital	USA
David A. Ramon	Founder and Managing Partner of Vaduz Partners	USA
Kathryn V. Roedel	Retired Executive	USA
Dominick P. Zarcone	Retired Executive	USA

Executive Officers of Generac Holdings Inc. and Generac Power Systems, Inc.	Present Principal Occupation with Generac and GPS	Citizenship
Aaron P. Jagdfeld	President, Chief Executive Officer and Chairman	USA
York A. Ragen	Chief Financial Officer	USA
Erik Wilde	Executive Vice President, Industrial, Americas	USA
Raj Kanuru	Executive Vice President, General Counsel and Secretary	USA
Norman Taffe	President, Energy Technology	USA
Kyle Raabe	President, Consumer Power	USA

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